

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 18, 2017

Sunny S. Sanyal
President and Chief Executive Officer
Varex Imaging Corporation
1678 S. Pioneer Road
Salt Lake City, Utah 84014

   Re: **Varex Imaging Corporation**
     Registration Statement on Form 10-12B
     Filed August 11, 2016, as subsequently amended
     File No. 001-37860

Dear Mr. Sanyal:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Amanda Ravitz

       Amanda Ravitz
       Assistant Director
       Office of Electronics and Machinery

cc: Ronald C. Chen, Esq.
   Wachtell, Lipton, Rosen & Katz